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                               DYNAMIC GOLD CORP.
                       675 West Hastings Street, Suite 200
                           Vancouver, British Columbia
                                 Canada V6B 1N2


March 31, 2005

VIA FACSIMILE 202-942-9516 AND EDGAR

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Office of Small Business
450 Fifth Street, NW
Washington, DC 20549-0304
USA

Re: Request for acceleration of the effective date of the Registration Statement on Form SB-2 of Dynamic Gold Corp.
         Originally Filed 10/19/2004
         File No. 333-119823

Attention: Duc Dang

Pursuant to requirements of Section 8(a) of the Securities Act the undersigned hereby requests that the Form SB-2 Registration Statement of Dynamic Gold Corp. be declared effective at 5:00 PM Eastern Time on Monday, April 4, 2005 or on such earlier or later date as the Commission acting pursuant to this Section 8(a) shall determine.

Dynamic Gold Corp. acknowledges that

o should the Commission or the staff; acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its fill responsibility for the adequacy and accuracy of the disclosure in the filing; and

o the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Joseph I. Emas

Joseph I. Emas
Attorney for Dynamic Gold Corp.